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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549


                                   FORM 11-K

              [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                                      OR

            [_]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                       Commission file number:  1-13664


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

              THE PMI GROUP, INC. SAVINGS AND PROFIT-SHARING PLAN


B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                         The PMI Group, Inc.
                         601 Montgomery Street
                         San Francisco, CA  94111
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                             REQUIRED INFORMATION


     1. The financial statements of The PMI Group, Inc., Savings and Profit-Sharing Plan as of December 31, 1998 and 1997 and for the years then ended including: the statements of net assets available for benefits (modified cash basis), the related statements of changes in net assets available for benefits (modified cash basis), supplemental schedule (modified cash basis) of assets held for investment purposes as of December 31, 1998, and supplemental schedule (modified cash basis) of reportable transactions for the year ended December 31, 1998, are contained in Exhibit 1 to this Annual Report.

     2. Consent of Deloitte & Touche LLP, independent auditors, is contained in Exhibit 2 to this Annual Report.

                                   SIGNATURE

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                            THE PMI GROUP, INC., SAVINGS AND PROFIT-SHARING PLAN

Date:  June 30, 1999          By: /s/ Victor J. Bacigalupi
                                  Senior Vice President, General Counsel
                                  and Secretary